Exhibit (e)(4)

To:	Dave Winikoff
From:	Dave Côté
Date:	October 17, 2007
Re:	Addendum to Employment Terms
Dave,
The compensation committee has approved a 9 month change of control arrangement for you.
The terms of the arrangement are as follows:
In the event of your termination from employment without Cause within one year of a Change of Control (as that term is defined in the Company’s 1999 Stock Incentive Plan), you will be entitled to a lump sum payment equal to nine (9) months of base salary, at your final base salary rate, less applicable withholding and 50% of your unvested options will accelerate, provided that you execute a full general release of claims in a form satisfactory to the Company. Cause is defined as (i) any willful, wrongful act in connection with the performance of your duties, (ii) conviction of a felony or crime, and (iii) failure to abide by the Company’s code of conduct or other policies.
The term of this arrangement will commence on the date hereof and terminate on March 26, 2010, provided, however, that such term may be renewed or extended at the sole discretion of the Compensation Committee of the Company’s Board of Directors; and provided further, however, that the term shall be automatically extended in the event that it would otherwise expire during the period beginning upon the first public announcement of a definitive agreement that would result in a Change of Control and ending on the date which is 12 months following consummation of the Change of Control.

/s/ Dave Côté

Dave Côté
President and CEO
Packeteer, Inc.

Accepted	/s/ Dave Winikoff	Date	10/17/07

Dave Winikoff